First Quarter 2011 Results

MAXCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2011

Mexico City, April 28, 2011. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended March 31, 2011.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos.

Results | First Quarter 2011

Financial Summary:

	1Q11	1Q10	Δ%
Million Pesos
Revenues	589	636	(7)%
EBITDA	200	159	26%
EBITDA Margin	34%	25%
Adj. EBITDA	201	160	26%
Adj. EBITDA Margin	34%	25%
Net Income (Loss)	(38)	(57)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 2% to 549,235 in 1Q11 compared to the same period last year. The Company recorded RGU net additions of 11,961 during the period.
•	Total company customer base increased by 3% to reach 243,340 customers.
•	When compared to the same period last year, voice RGUs decreased by 4% to reach 365,874. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 35% to 92,010 in comparison to 68,202 in 1Q10.
•	The number of coin operated public phones totaled 41,080 staying flat in comparison with those in 1Q10.
•	The total mobile RGU base totaled 38,693 units which is 18% less than the number registered in 1Q10.
•	Pay TV number of RGUs reached 49,598 units which is 27% higher than the figure registered in 1Q10.
•	Residential RGU per customer stayed flat in 1.7 in 1Q11 when compare with 1Q10.
•	Commercial RGU per customer decreased from 18.4 in 1Q10 to 17.3 in 1Q11.

First Quarter 2011 Results
Operating Results

	1Q11	1Q10	Δ%
Residential Customers	239,367	231,107	4%
Voice	223,648	226,494	(1)%
Data	89,219	64,653	38%
Mobile	30,740	39,824	(23)%
TV	49,598	38,972	27%

Residential RGUs	411,174	388,280	6%
Voice	231,029	234,282	(1)%
Data	92,010	68,202	35%
Mobile	38,537	46,824	(18)%
TV	49,598	38,972	27%
RGU per Residential Customer	1.7	1.7	0%

Commercial Customers	3,917	4,328	(9)%
Voice	3,622	4,048	(11)%
Data	1,470	1,434	3%
Mobile	30	39	(23)%
Other	172	195	(12)%

Commercial RGUs	67,682	79,678	(15)%
Voice	64,466	76,044	(15)%
Data	2,752	2,900	(5)%
Mobile	156	282	(45)%
Other	308	452	(32)%
RGU per Commercial Customer	17.3	18.4	(6)%

Public Telephony RGUs	41,080	41,191	0%

Wholesale RGUs	29,299	28,125	4%

Total RGUs	549,235	537,274	2%

Voice RGUs (voice lines in service)	365,874	379,642	(4)%
Total Number of Customers	243,340	235,482	3%

Revenues

Maxcom total revenues for the first quarter of 2011 were Ps.589 million, decreased 7% comparing to the Ps.636 million recorded in the first quarter of 2010. The following table is a breakdown of the sources of revenue for the Company.

	1Q11		Weight %	1Q10		Weight %	Δ%
Residential	Ps.	254	43%	Ps.	230	36%	10%
Commercial		154	26%		181	28%	(15)%
Public Telephony		69	12%		98	15%	(30)%
Wholesale		108	18%		124	20%	(13)%
Other Revenue		4	1%		3	1%	33%
Total	Ps.	589	100%	Ps.	636	100%	(7)%

First Quarter 2011 Results

Residential
Residential revenues represented 43% of the total during 1Q11, compared with 36% in 1Q10. Revenues in the residential business segment reached Ps.254 million, an increase of 10% or Ps.24 million in comparison to Ps.230 million recorded in 1Q10.

The Ps.24 million increase in revenues was mainly a twofold effect; by one hand, higher recurrent charges in data for Ps.11 million comparing with the 1Q10, and by the other higher recurrent charges in paid TV for Ps.12 million. And also an important factor to highlight is the contribution of mobiles which generated Ps.4 million more than 1Q10.

Partially offsetting the aforementioned increase, we saw the revenue generated by voice decreasing by Ps.4 million, mostly due to a lesser contribution of usage charges for local and long distance.

ARPU (average revenue per unit) for the residential business for 1Q11 was Ps.191 which is 5% less than the Ps.202 recorded in 1Q10.

Residential RGU per customer stayed steady in 1.7 in 1Q11 comparing with the 1Q10.

Commercial
Commercial revenues represented 26% of the total revenue during 1Q11, compared to 28% registered in 1Q10. Revenues in the Commercial Business reached Ps.154 million, a decrease of 15% in comparison to Ps.181 million recorded in 1Q10.

The 15% or Ps.27 million decrease in revenues during 1Q11 is mainly explained by the decrease in commercial RGUs which also decreased in 15%.

ARPU of the commercial business for 1Q11 reached Ps.766 which is 2% higher than the Ps.753 recorded in 1Q10.

In addition, RGU per commercial customer decreased to 17.3 in 1Q11 from 18.4 in 1Q10.

Public Telephony
Public Telephony represented 12% of total revenues during 1Q11. Revenues in this business unit totaled Ps.69 million, a decrease of 30% when compared to Ps.98 million in 1Q10. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and the increasing penetration of wireless telephony in the lowest segments of income.

Wholesale
In 1Q11, Wholesale revenues decreased by 13% to reach Ps.108 million, in comparison to the Ps.124 million registered during the same period in the previous year. The decrease in the Wholesale Business revenues was mainly driven by lower traffic volumes.

Other Revenue
Other revenues contributed marginally and reached Ps.4 million, similar to Ps.3 million in 1Q10.

Network Operation Cost

In December the 15th of 2006, Maxcom reached a transitory agreement for the period 2007-2010 (Transitory Agreement) with other mobile concessionaries in order to reach a Standard Interconnection Framework in the CPP and CPPN tariffs. Notwithstanding, given the disavowal of the other parties to reach reasonable and fair agreements and, given the proximity ending of the Transitory Agreement of 2007-2010, based on the articles 42, 43 and 44 of the LFT “Ley Federal de Telecomunicaciones”, in December the 22nd 2010, Maxcom filed at COFETEL a tariff dispute for the period 2011-2020. Based on the normativity of the article 42 which states a 60 (sixty) days period to resolve any particular dispute, but given an extending time requested by the other parties, we expect the final resolution to be enacted by mid-May.

Just as we did, other fix telephony operators submitted to COFETEL formal filing regarding the interconnection fees, such as Alestra, which got by enacted resolution for the ending calls in the local mobile networking of mobile concessionaries a reduced tariff of Ps.0.3912 to be applied for the period that goes from January the 1st to December 31st 2011, without any rounding minutes in the cost of the call. The aforementioned tariff is based on the Long Term Incremental Total Cost model (CITLP for its acronym in Spanish).

Maxcom’s dispute, based on Alestra´s resolution, will follow the same terms and conditions for the tariffs to be paid to the mobile concessionaries. Therefore, starting January 1st 2011, Maxcom has utilized for the calculation of CPP and CPPN cost the tariff of Ps.0.3912/minute. This change represents a total decrease in the total interconnection cost of Ps.52 million for the quarter compared to utilize the transitory tariff of Ps.1.00 used during 2010.

First Quarter 2011 Results

Network Operation Costs in 1Q11 decreased by 26% or Ps.75 million to reach Ps.211 million in comparison to Ps.286 million in the previous year. This decrease was mainly due to a Ps.86 million or 33% decrease in network operating services. However, this positive effect was partially offset by a Ps.12 million or 53% increase in technical expenses.

The Ps.86 million decrease in network operating services was mostly due to a reduction of cost in CPP and CPPN “Calling Party Pays” that amounted Ps.75 million (including the Ps.52 million generated by the tariff reduction), circuit leases of Ps.5 million and LD “Long Distance” interconnection of Ps.18 million.

SG&A

SG&A expenses were Ps.178 million in 1Q11, 7% or Ps.13 million below Ps.191 million in the same period of 2010. The Ps.13 million decrease was mainly driven by a reduction in payroll and external commissions, and was partially offsetting by higher cost in external advisors, bad debt reserve and marketing expenses.

EBITDA and Adjusted EBITDA

EBITDA for 1Q11 was Ps.200 million, a 26% increase regarding Ps.159 million in the same period of last year. EBITDA Margin was 34% during the period, higher than 25% in 1Q10.

Adjusted EBITDA for 1Q11 was Ps.201 million, 26% higher than Ps.160 million in the same period of last year. Adjusted EBITDA Margin was 34% during the period, higher than 25% in 1Q10.

Operating Income

The Company recorded an operating income for 1Q11 of Ps.28 million which compares favorably with an operating loss of Ps.17 million for the same period of 2010.

Depreciation charges were Ps.173 million, almost the same level as the Ps.176 million reported during 1Q10.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps.40 million, 150% or Ps.24 million increase when compare to Ps.16 million in the same period of 2010

	1Q11	1Q10	ΔPs.	D%
Interest Expense	73	86	(13)	(15)%
Interest (Income)	0	(13)	13	N.A.
Exchange Rate (Gain) Loss – Net	(33)	(57)	24	N.A.
Total	40	16	24	150%

The higher Comprehensive Financial Result was result of:

1.	A null interest income in comparison with Ps.13 million reported in the same period last year.
2.	An exchange rate gain of Ps.33 million lower than the Ps.57 million gain reported in the same period of 2010.

The reduction in the exchange rate gain regarding the 1Q10 was mostly due to the payment of margin calls of the cross currency swaps that hedge part of the coupon payment of the Senior Notes due in 2014. These margin calls amounted Ps.62 million pesos during the quarter.

The decrease in interest income as in the exchange rate regarding those obtained during 1Q10 was partially offset by a 15% decrease in the interest expense.

First Quarter 2011 Results

Taxes

The Company did not record any deferred income tax provisions during the quarter. During 1Q10 the Company neither recorded any deferred income tax provisions.

Net Income

The Company posted a net loss during 1Q11 of Ps.38 million, which compares favorably to a net loss of Ps.57 million reported in the same period of 2010.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended March 31, 2011	Quarter Ended March 31, 2010
Resources from Operations and Working Capital	153	130
CAPEX	(70)	(154)
Free Cash Flow	83	(24)
Financing Activities	(76)	(122)
Cash and Cash Equivalents at the Start of the Period	375	987
Cash and Cash Equivalents at the End of the Period	382	841

Capital Expenditures

Capital Expenditures during the period totaled Ps.70 million, lower than the Ps.154 million recorded in 1Q10. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

Indebtedness

At March 31, 2011 the Company reported its Indebtedness level at Ps.2,533 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.4 times and the Net Debt to EBITDA is at 2.9 times.

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:
Manuel S. Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or those made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

First Quarter 2011 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of March 31,		As of December 31,		As of March 31,
	2011		2010		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps.	382,270	Ps.	375,224	Ps.	841,429
		382,270		375,224		841,429
Accounts receivable:
Customers, net of allowance		785,951		714,661		722,238
Value added tax refundable		189,512		206,743		188,875
Other sundry debtors		74,088		67,720		78,683
		1,049,551		989,124		989,796

Inventory		19,033		25,678		17,940
Prepaid expenses		32,133		31,647		35,762
Total current assets		1,482,987		1,421,673		1,884,927

Frequency rights, net		45,661		47,282		57,914
Telephone network systems and equipment, net		4,295,746		4,391,993		4,918,190
Intangible assets, net		194,972		213,212		197,120
Financial instruments		9,349		8,402		35,195
Deposits		7,555		7,526		7,372
Deferred taxes		-		-		230,324
Prepaid expenses long term		-		6,881		9,309
Other assets		2,151		2,151		2,151

Total assets	Ps.	6,038,421	Ps.	6,099,120	Ps.	7,342,502

LIABILITIES
CURRENT LIABILITIES:
Interest payable		81,519		12,705		84,899
Accounts payable and accrued expenses		392,293		379,437		469,034
Notes payable		2,518		1,693		-
Customers deposits		1,995		2,158		2,215
Hedging valuation		2,382		13,534		-
Payroll and other taxes payable		72,568		94,403		61,068
Total current liabilities		553,275		503,930		617,216

LONG-TERM LIABILITIES:
Senior notes		2,393,560		2,471,420		2,492,800
Notes payable		6,082		4,920		-
Other accounts payable		46,193		48,374		54,611
Deferred taxes		9,248		9,248		-
Pensions and post-retirement obligations		29,848		27,294		33,825
Other long term liabilities		43,089		43,408		40,334
Long Term Liabilities		2,528,020		2,604,664		2,621,570
Total liabilities	Ps.	3,081,295	Ps.	3,108,594	Ps.	3,238,786

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244		5,410,244
Premium on capital stock		817,084		813,135		809,481
Accumulated deficit		(3,231,789)		(2,046,911)		(2,046,911)
Net profit (loss) for the period		(38,413)		(1,184,878)		(56,787)
Share repurchase program		-		(1,064)		(12,311)
Total shareholders' equity	Ps.	2,957,126	Ps.	2,990,526	Ps.	4,103,716

Total liabitilies and equity	Ps.	6,038,421	Ps.	6,099,120	Ps.	7,342,502

First Quarter 2011 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended March 31,
	2011		%	2010		%

TOTAL REVENUES	Ps.	589,195	100%	Ps.	635,746	100%

Network operating services		173,693	29%		260,000	41%
Technical expenses		34,674	6%		22,615	4%
Installation expenses		2,511	0%		3,190	1%
Cost of network operation		210,878	36%		285,805	45%

GROSS PROFIT		378,317	64%		349,941	55%

Selling, general and administrative expenses		177,901	30%		190,896	30%

EBITDA		200,416	34%		159,045	25%

Depreciation and amortization		172,799			175,644

Operating income (loss)		27,617			(16,599)

Comprehensive (income) cost of financing:
Interest expense		72,793			86,057
Interest (income) loss, net		(215)			(12,602)
Exchange (income) loss, net		(33,027)			(57,307)
		39,551			16,148

Other (Income) Expense		17,520			6,407
Restructuring		8,959			17,633

INCOME (LOSS) BEFORE TAXES		(38,413)			(56,787)

Taxes:
Income tax		-			-
Total tax		-			-

NET INCOME (LOSS)	Ps.	(38,413)		Ps.	(56,787)

Adjusted EBITDA		201,058			159,576
% of revenue adjusted EBITDA		34%			25%

Weighted average basic shares		789,819			789,819
Weighted average fully diluted		832,155			833,547

Earnings per share basic		(0.05)			(0.07)
Earnings per share diluted		(0.05)			(0.07)

First Quarter 2011 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2009	Ps.	5,410,244	Ps.	808,566	Ps.	(2,046,911)	Ps.	(11,927)	Ps.	4,159,972

Stock option plan				915						915

Repurchase of shares								(384)		(384)

Comprehensive net loss						(56,787)				(56,787)

Balances as of March 31, 2010	Ps.	5,410,244	Ps.	809,481	Ps.	(2,103,698)	Ps.	(12,311)	Ps.	4,103,716

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	5,410,244	Ps.	813,135	Ps.	(3,231,789)	Ps.	(1,064)	Ps.	2,990,526

Stock option plan				3,949						3,949

Repurchase of shares								1,064		1,064

Comprehensive net loss						(38,413)				(38,413)

Balances as of March 31, 2011	Ps.	5,410,244	Ps.	817,084	Ps.	(3,270,202)	Ps.	-	Ps.	2,957,126

First Quarter 2011 Results
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended March 31,
	2011		2010

Operating Activities:
Income before taxes	Ps.	(38,413)	Ps.	(56,787)

Items without cash flow		245,891		256,776
Cash flow from income/loss before taxes		207,478		199,989

Cash flow from:
Accounts receivables		(71,290)		(25,682)
Inventory		6,645		(1,566)
Accounts payables		12,856		(62,180)
Other assets and liabilities		(2,184)		19,713
Cash flow from operation activities		(53,973)		(69,714)

Net cash flow from operating activities		153,505		130,275

Cash flow from:
Telephone network systems and equipment, net		(47,539)		(129,269)
Other intangible assets		(22,500)		(25,000)
Cash flow from capital expeditures		(70,039)		(154,269)

Cash in excess/(required) to be used in financing activities		83,466		(23,994)

Cash flow from :
Senior notes		(77,860)		(118,940)
Vendor financing		(356)		-
Additional paid in capital		3,948		914
Other financing activities		(2,152)		(3,895)
Cash flow from financing activities		(76,420)		(121,921)

Increase (decrease) in cash and temporary investments		7,047		(145,914)

Cash and cash equivalents at beginning of the period		375,224		987,343
Cash and cash equivalents at the end of the period	Ps.	382,270	Ps.	841,429